Filed by Nextel Communications, Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Nextel Communications, Inc.
Commission File No. 0-19656

Employee Q&A

1. What does this merger mean to me?

The combination of Sprint and Nextel will create significant opportunities for employees at both companies. The new company will be a well-positioned communications provider, leading the market into next generation services by leveraging a unique portfolio of wireless and wireline assets and tapping two compatible corporate cultures notable for their history of innovation.

More than 38 million wireless customers will benefit from innovative offerings and bundled service opportunities today...and compelling new wireless services in the future.

2. Who will lead the combined company?

A highly experienced management team will lead the new company. Tim Donahue will become executive chairman of the new company. Gary Forsee, currently chairman and chief executive officer of Sprint, will become president and chief executive officer of Sprint Nextel. Together they have a proven track record of leadership and nearly six decades of industry experience. Len Lauer, current president and chief operating officer of Sprint, will serve as chief operating officer of the combined company, and Paul Saleh, currently Nextel’s chief financial officer, will serve as chief financial officer of the combined company. Barry West, Nextel’s executive vice president and chief technology officer, will serve as chief technology officer of the new company. Tom Kelly, Nextel’s chief operating officer, will serve as chief strategy officer of the new company. Leading the transition teams and serving as lead integration officers will be Steve Nielsen, senior vice president — finance for Sprint’s PCS operation, and Richard Orchard, Nextel’s senior vice president and chief service officer.

3. How many total employees will the combined company have?

When the transaction closes, we anticipate that the new Sprint Nextel will have over 70,000 employees.

4. What will happen to Nextel’s corporate offices?

Sprint Nextel corporate executive headquarters will remain in Reston, Va., while its operations headquarters will be in Overland Park, Kan.

5.	What does it mean that “executive headquarters” will be in Reston and “operational headquarters” will be in Kansas City?

Sprint Nextel’s chairman and its CEO will both be based in Reston. The chief operating officer will be based in Overland Park. Details regarding which specific functions and positions will be based in each of the two cities will be decided during the integration planning process, under the leadership of the chief integration officers.

6.	Will there be layoffs at Sprint or Nextel? Will Sprint and Nextel offer severance and/or outplacement assistance for employees whose jobs are negatively impacted by the consolidation of corporate functions?

At Sprint Nextel the focus will be on creating growth opportunities and encouraging employees to be a part of that process. Any decisions regarding workforce reductions at Sprint Nextel will be determined following completion of the merger. We are committed to treating our employees fairly and with respect. Keep in mind this announcement is just the first step in a long process and that there will be no actions taken until the merger closes, which is expected to occur at least six months from now and may take longer.

7.	How will the transaction affect employees’ pay scale, 401(k) plans, pensions, stock options, health and other benefits?

Nextel will continue its tradition of offering competitive compensation and benefits to attract and retain the best talent in the industry. Details of all related benefits and compensation will be communicated after approval and close of the transaction.

8. Will either Sprint or Nextel be closing any facilities?

During the approval process, both companies will continue to operate as normal. Integration planning is under way under the leadership the chief integration officers. Details of the plan will be communicated after approval and close of the transaction, including any decisions regarding facilities.

9. Who will oversee the integration?

Leading the transition teams and serving as lead integration officers will be Steve Nielsen, senior vice president — finance for Sprint’s PCS operation, and Richard Orchard, Nextel’s senior vice president and chief service officer.

10.	Until the transaction is approved, how will the two companies continue to compete against each other?

Until the transaction is closed, both companies will vigorously compete for and serve their respective customers and continue to build and maintain customer loyalty.

11. Are there restrictions for communicating with employees of the other company?

Normal course of business communications can take place, but apart from that, only the integration teams should be communicating with each other.

12. What does “Merger of Equals” mean?

The transaction is a merger of equals — consisting mainly of a roughly 50/50 stock-for-stock transaction, with a potential cash adjustment to facilitate tax flexibility. Both sets of shareholders will receive value that is roughly equivalent to 50%.

13.	How will the transition process be managed to ensure no disruption to services, customers, innovation or necessary continued product enhancements?

Sprint and Nextel are in the process of communicating this announcement to their customers, with assurances that it is ‘business as usual’ during the regulatory-approval process and that a smooth and seamless transition will be planned and implemented once the merger is completed.

14.	Have vendors and business partners been contacted about the transaction and our business going forward?

Yes. Key executives from Sprint and Nextel are communicating with key vendors, partners, and stakeholders. Further details will be provided to them once developed and after the close of the transaction. To ensure that we are clear and consistent in our messages to our vendors we must ask that all communications on this subject be channeled through the appropriate executive.

15. Will retail stores be closed due to overlap?

Distribution strength is an on-going need for Sprint Nextel to continue growth and serving customers. Integration planning is under way under the leadership of the chief integration officers. Details of the plan will be communicated after approval and close of the transaction. Customers will not experience adverse impacts.

16. Will our customers benefit from the merger?

Yes, for example:

-	Sprint Nextel will provide its customers with increased access to its products and services by utilizing its combined retail presence of over 27,000 locations.

-	Nextel customer service best practices will be deployed into Sprint’s call center operations to drive higher customer satisfaction. And Sprint’s best practices in wireless data services will be deployed at Nextel.

-	The combined company will have added financial resources to effectively invest in network fill-in, extended coverage, and in-building penetration that will all further improve the customer experience.

-	The combined resources and innovation capabilities of Sprint Nextel will enable the new company to deliver new, compelling, robust services to consumers and businesses.

17. What will the impact be on Nextel Partners?

Nextel owns about 32 percent of Nextel Partners outstanding stock. The merger may trigger certain rights in Nextel’s agreement with Nextel Partners Inc.

18. How will customers served in Affiliate and Partners territories be impacted by this merger?

These have been good and beneficial relationships for Sprint and Nextel and we expect Sprint Nextel to experience the benefits of our respective affiliations.

19. What happens to NASCAR Nextel Cup sponsorship?

The Nextel Cup is one of the best brand and sponsorship investments Nextel has ever made. We expect our relationship with NASCAR to continue and to prosper and the new Sprint Nextel team will work with NASCAR to build on the success of the Nextel Cup’s first year.

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“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
A number of the matters discussed in this document that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Sprint and Nextel, combined operating and financial data, future technology plans, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the failure to realize capital and operating expense synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the stockholders of Sprint and Nextel and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Sprint’s and Nextel’s respective reports filed with the SEC, including each company’s annual report on Form 10-K for the year ended December 31, 2003 and quarterly report on Form 10-Q for the quarterly period ended September 30, 2004, as such reports may have been amended. This document speaks only as of its date, and Sprint and Nextel each disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF SPRINT AND SHAREHOLDERS OF NEXTEL ARE

ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMBINATION. The final joint proxy statement/prospectus will be mailed to shareholders of Sprint and shareholders of Nextel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Sprint Investor Relations at Sprint Corporation , 6200 Sprint Parkway, Overland Park, Kansas 66251, (800) 259-3755, Option 1 or from Nextel Investor Relations at Nextel Communications, Inc., 2001 Edmund Halley Drive, Reston, Virginia 20191, (703) 433-4300.

Participants In Solicitation

Sprint, Nextel and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the combination. Information concerning Sprint’s participants is set forth in the proxy statement, dated March 16, 2004, for Sprint’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Nextel’s participants is set forth in the proxy statement, dated April 2, 2004, for Nextel’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Sprint and Nextel in the solicitation of proxies in respect of the combination will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.